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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS
(In thousands)

	Year ended June 30,
	2002	2001	2000	1999	1998
Fixed charges:
Interest expense	$112	$464	$749	$753	$419
Interest element on rentals	764	774	720	375	238

Fixed charges	$876	$1,238	$1,469	$1,128	$657

Dividends on convertible preferred stock and deemed dividend	$4,147	$2,377	—	—	—

Net loss	$(33,090)	$(38,199)	$(47,655)	$(44,680)	$(8,378)
Add back:
Fixed charges	876	1,238	1,469	1,128	657

Earnings, as defined	$(32,214)	$(36,961)	$(46,186)	$(43,552)	$(7,721)
Excess of fixed charges over earnings	$(33,090)	$(38,199)	$(47,655)	$(44,680)	$(8,378)
Excess of fixed charges, dividends and deemed dividend over earnings	$(33,090)	$(38,199)	$(47,655)	$(44,680)	$(8,378)

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STATEMENT REGARDING COMPUTATION OF RATIOS (In thousands)